Graubard Miller The Chrysler Building 405 Lexington Avenue NEW YORK, N.Y. 10174-1101 (212) 818-8800
Facsimile	direct dial number
(212) 818-8881	(212) 818-8638
email address
jgallant@graubard.com

January 6, 2021

Division of Corporation Finance

Office of Energy & Transportation

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Northern Star Investment Corp. II
Draft Registration Statement on Form S-1
Submitted December 4, 2020
CIK No. 0001834518

Ladies and Gentlemen:

On behalf of Northern Star Investment Corp. II (the “Company”), we hereby respond as follows to the comment letter from the staff of the Securities and Exchange Commission (the “Staff”) dated December 31, 2020, relating to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”). Captions and page references herein correspond to those set forth in the amended Registration Statement. Capitalized terms used but not defined herein have the meanings ascribed to them in the Registration Statement.

Draft Registration Statement on Form S-1 Submitted December 4, 2020

Prospectus Summary

Our business combination process, page 4

1.

We note your disclosure that each of your officers and directors is also an officer and/or director of Northern Star Acquisition Corp. (“Northern Star I”), “a blank check company like [y]ours and is currently searching for an initial business combination.” Please revise to explain how the shared management will prioritize and allocate opportunities and potential business target candidates between the two entities. Please also clarify whether Northern Star I will be given priority over you when presenting potential candidates for an initial business combination. In this regard, we note that Northern Star I completed its initial public offering prior to you and may have an earlier initial business combination deadline. As applicable, please revise the related risk factor at page 45 and update your conflicts of interest disclosures.

Securities and Exchange Commission

January 6, 2021

We wish to advise the Staff that in December 2020, Northern Star I entered into a definitive agreement for a business combination with Barkbox, Inc. (“BarkBox”). BarkBox is an omni-channel brand for dogs serving over 1 million dogs monthly through BarkBox and Super Chewer subscriptions and broad retail distribution of its comprehensive suite of best-in-class, proprietary products. We therefore respectfully advise the Staff that the management of the Company will not need to prioritize or allocate opportunities with respect to Northern Star I unless Northern Star I’s business combination with BarkBox is not consummated for any reason. Accordingly, we have disclosed in the risk factors and conflicts section of the Registration Statement that Northern Star I has entered into a definitive agreement for a business combination with BarkBox and to indicate that if Northern Star I’s business combination with BarkBox is not consummated for any reason, the Company’s management members may be required to present suitable business combination opportunities to Northern Star I prior to presenting them to the Company for consideration.

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If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Jeffrey M. Gallant

Jeffrey M. Gallant

cc.	Ms. Joanna Coles